Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
Cautionary Statement Concerning Forward-Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the security holders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.
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CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

CORN PRODUCTS INTERNATIONAL
Moderator: David Prichard
July 22, 2008
7:30 a.m. CT
Operator: Good day everyone and welcome to the Corn Products 2008 second quarter earnings call. This call is being recorded.
At this time, I will turn the call over to Vice President of Investor Relations, Mr. David Prichard. Please go ahead, sir.
David Prichard: Thank you, operator and good morning to everyone. Welcome to Corn Products International’s conference call to discuss our 2008 second quarter and first half financial results released earlier today. I am Dave Prichard, Vice President of Investor Relations for Corn Products International.
Joining me today to lead the call are Sam Scott, our Chairman, President, and Chief Executive officer, and Cheryl Beebe, our Vice President and Chief Financial Officer.
This is an open conference call that is simultaneously broadcast on our Web site at www.cornproducts.com.
Now the charts for our presentation this morning can be viewed and downloaded from our Web site, and they are always available about 60 minutes ahead of our conference calls. Those of you using the Web site broadcast mode for this conference call are in listen-only mode.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Sam Scott and Cheryl Beebe will deliver this morning’s presentations. And they will indicate as they move from chart-to-chart, so those of you using our slides from the Web site can easily follow along through the presentations.
Now I have just shifted myself to chart two, which is our agenda for this morning’s call. Cheryl Beebe will present the financials for the second quarter and the first half with appropriate analysis and flavor. And then review our revised 2008 outlook. Following that, Sam Scott will comment on our company’s pending merger with Bunge Limited before we move to your questions.
I’ve now shifted to chart three which is our forward-looking statement. Our comments within this presentation may contain forward-looking statements. Actual results could differ materially from those predicted in those forward-looking statements. And Corn Products International is under no obligation to update them in the future as or if circumstances change.
Additional information concerning factors that could cause actual results to differ materially from those discussed during today’s conference call, or in this morning’s earnings press release can be found in the company’s most recently filed annual report on form 10-K and reports on forms 10-Q and 8-K.
Finally, statistical and financial information, as well as reconciliations of non-GAAP numbers from this presentation are also available on our Web site at www.cornproducts.com. And as you will see, are included as an appendix to this morning’s slide presentation.
With that, I am now pleased to turn the conference call over to our Vice President & Chief Financial Officer, Cheryl Beebe. Cheryl?

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Cheryl Beebe: Thanks, Dave. Good morning everyone. We’re pleased to report Corn Products International’s best quarterly results in our 10 years as a public company. The second quarter built upon the solid performance we saw in the first quarter. Our North American and international business models continue to work very well in this challenging and volatile commodity environment.
Price increases in concert with effective risk management policies allowed us to once again more than offset corn cost increases. The major contributors were strong pricing actions, and improved product mix in our North and South American businesses, along with favorable currency translations, primarily in South America.
Turning to chart five, the summary income statement for the quarter ended June 30th, 2008, we see net sales increased by 20 percent or $172 million over last year to a record of $1.03 billion marking the 10th consecutive quarter of net sales growth.
We see net sales for 2008 reaching $4 billion. Gross profit dollars also grew 20 percent or 31 million to $187 million driven by the strong pricing actions, better product mix, and favorable currency translations in North and South America. Gross corn costs increased significantly across the business, but excellent co-product recovery, especially in North America served to moderate our net corn costs.
Global energy costs also increased, primarily in South America. The gross profit margin of 18.1 percent was unchanged from 2007. Operating expenses increased 13 percent or about $8 million, reflecting higher compensation related costs, and the impact of stronger foreign currencies. Including in this quarter’s operating expenses is approximately $4 million pretax of costs related to the pending merger with Bunge.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Operating expenses as a percent of net sales were 7.1 percent, lower than last year’s 7.6 percent. Operating income increased 28 percent or about $25 million to a record quarterly level of $116 million versus $91 million last year. The operating margin of 11.3 percent in the quarter improved from 10.6 percent last year.
Net financing costs for the quarter of $7 million were down $6 million, or 47 percent from last year, primarily due to lower net interest expense and foreign currency transaction gains. A reminder that last year’s second quarter cash, debt and interest expense reflected the $300 million raised in the quarter to pay down the anticipated 2007 bond repayment in July 2007.
The tax rate for the quarter was 34.9 percent compared with 32.8 percent last year. Net income and diluted earnings per share increased 35 and 36 percent respectively in the second quarter to reach level levels of $68 million, and 90 cents versus last year.
As mentioned earlier, included in this year’s results was a four-cent negative impact for merger related expenses. Weighted average diluted common shares outstanding of 76.2 million were down slightly from last year’s 76.5 million.
Moving now to chart six, net sales by geographic segment. All three regions contributed solid double-digit growth led by South America with a 36 percent increase or $80 million. Asia Africa up 16 percent or $17 million, and North America at 14 percent or $75 million.
Looking at chart seven, the net sales variance analysis we see that excellent pricing and favorable price mix in all three regions along with positive currency translation in South America generated this company’s net sales growth. Price product mix accounted for about 98 percent of the net sales increase in the quarter for $168 million. The net sales increase from the translation of our foreign operations contributed about $38 million or 22 percent of the net sales increase, while a volume decline of four percent had a negative impact of $34 million on sales.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Regionally, North America’s 14 percent sales growth consisted of a 16 percent increase in price product mix, and a nearly two percent favorable swing in the exchange rate, offset in part by a four percent volume decline across the region from economic softness and weather conditions.
South America’s growth of 36 percent included a 23 percent improvement in price product mix along with 17 percent from stronger currencies. However, volumes also declined about four percent, primarily from reduced takeaway in the Brazilian brewery segment, and the impact of the farmers’ strike in Argentina.
Asia/Africa’s net sales growth of 16 percent came from the 29 percent increase from stronger pricing actions. Volumes and unfavorable currency translations were six percent and seven percent offsets, respectively.
Turning to chart eight, operating income by geographic segments, North America was up 25 percent or $18 million to $86 million for an operating margin of 14 percent versus 12.8 percent last year. The U.S. Canada and Mexico all contributed to the increase. South America’s operating income rose 41 percent or $10 million for an operating margin of 12.3 percent versus 11.9 percent last year. Brazil led the growth while the Southern Cone and Andean region also posted higher results. Finally, in a reversal from the first quarter, Asia/Africa’s operating income of $13 million improved nine percent or $1 million.
Pakistan, Thailand and China all reported higher operating income. This was partially offset by the decline in South Korea’s operating income. South Korea’s challenges are continuing in 2008 consistent with our comments earlier this year.
The results in the quarter were impacted again by increased corn and ocean freight costs along with a reduction in volume. Pricing actions were not enough to offset these factors. However,

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

excluding the South Korean shortfall, the division’s operating income was up a very strong 88 percent.
The final chart for the quarter is chart nine, the estimated source of changes in the diluted earnings per share for the quarter. Changes from operations are the driver for the record quarter. Margin improvement accounted for about 17 cents or 71 percent of the 24 cent change, followed by foreign currency values at five cents or 21 percent. Non-operating charges amounted to two cents, primarily related to lower financing costs.
Moving to the six month results for chart 10, net sales are up 21 percent to $1.96 billion from last year’s $1.62 billion. Gross profit increased 19 percent to $360 million for an improvement of $58 million. Gross profit margins are 18.4 percent versus 18.6 percent a year ago.
Operating expenses increased 15 percent, or $18 million, due primarily to higher variable performance compensation, and stronger foreign currencies impacting the translation. Included in this year’s operating expenses were $4 million of cost relating to the pending Bunge merger. Operating income rose a strong 25 percent or $45 million to $223 million.
We saw a 37 percent reduction in net financing costs or $9 million in the first half, driven primarily by the $6 million decline in the second quarter. We expect net financing costs to continue to moderate year-over-year as we move through the second half of 2008.
Finally, net income and diluted earnings per share are up 32 percent and 33 percent respectively to $133 million and $1.75 for the first half of 2008.
Chart 11 is the cash flow for the quarter ended June 30th. Cash provided by operations improved substantially to $117 million from $9 million last year. The increase primarily reflects a positive swing in working capital of $99 million. This is primarily due to cash received from margin

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

accounts relating to corn future contracts and also to improved collection of accounts receivable which more than offset an increase in inventories due primarily to higher raw material costs.
An increase in net income of $17 million also was a contributor to the improvement. Investments in the business of $52 million was up from $36 million last year. We have raised our capital spending estimate from $200 million to between $200 and $250 million. The reduction in cash provided by the financing activities relates to the issuance of our $300 million of new debt in April of 2007. Two hundred and fifty-five million of short-term debt was repaid in July 2007. The company did not repurchase any common stock during the quarter.
The last financial chart, number 12, presents the key metrics for the quarter ended June 30th. Debt to capitalization remains very strong at 22.7 percent versus 26.6 percent at year end 2007 and 35.4 percent last year which reflected our debt issuance activities.
Debt to EBITDA is a very healthy 1.2 times. Operating working capital as a percent of sales increased to 15.2 percent from 11.3 percent last year reflecting higher receivables and inventories. Net debt or total debt less cash stood at $344 million at June 30th compared with $497 million a year ago, and $474 million at year-end. The company continues to have a very strong balance sheet with excellent cash flow generation. In summary, we are very pleased with the record results and performance we have turned in for the second quarter and first half of 2008.
Next chart, number 13, is 2008’s outlook. Given our record second quarter and very strong first half, we have again raised our 2008 full year diluted earnings per share guidance this time to $3.15 to $3.35 from $2.90 to $3.15 versus last year’s EPS of $2.59 which included a five-cent gain from our shares in the CME group. This would be an increase of 22 to 29 percent.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

We expect a solid second half in the range of $1.40 to $1.60 versus $1.27 last year. This would be an increase of between 10 to 26 percent. As mentioned on our first quarter call, our first half results should be stronger than our second half performance, as we anticipate higher raw material costs, including the higher carrying costs of our North American corn hedges.
We expect to comfortably exceed our minimum return on capital employed of 8.5 percent or as we call it ROCE, for the second straight year, and we expect to exceed net sales of $4 billion. Thanks for your attention, and I will now turn the call over to Sam.
Sam Scott: Thanks, Cheryl, and good morning to all. This is the first time we have had a chance to speak to you directly since the June 23rd announcement of our planned merger between Bunge Limited and Corn Products International.
Before moving to your questions, I would like to quickly review the compelling rationale for this exciting combination between the two companies. I am now on chart 14, the Bunge and Corn Products combination. Our pending merger with Bunge, a company we have long admired, is an outstanding opportunity to create value for our shareholders, enhance career and development opportunities for our employees across the world, and to provide benefits such as new products and services to our global customers and partners.
Together, we should have a strengthened presence in North America and South America. We should be able to utilize each other’s operations to expand into new geographies and grow more rapidly and efficiently in countries where we already operate. For example, Bunge should gain from our large presence in Mexico and other parts of South America as well as our positions in operations in Asia.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Through Corn Products, we will have an excellent opportunity to expand in India, using Bunge’s footprint and sell products in western and eastern Europe where we have no presence. Both companies stand to benefit collectively in China.
By combining with Bunge, Corn Products will become a key operating subsidiary of a much larger public company with a greater scope, breadth, and financial resources. We believe that Bunge is the optimum fit and ideal partner for our company in today’s rapidly changing agribusiness and processing environment.
Corn Products should also be able to accelerate our objectives to excel at and expand our base corn refining business, which we are currently doing in our cap ex program, and to grow more quickly and effectively around the world.
We believe our shareholders will have an ongoing equity interest in a combined company well positioned to serve customers around the world, with a broad product portfolio, integrated distribution network, and innovative products.
In addition to being highly complementary to Bunge’s business, commercially, operationally, and geographically, Corn Products fits into Bunge’s strategy to add higher value products in starches, sweeteners, and other ingredients to its portfolio; establishes an integrated global presence in a complementary corn value chain it desires; and adds further agribusiness diversification and vertical integration.
In short, while Corn Products has been and is continuing to grow, the merger with Bunge gives our company many new opportunities, some in the short term, and others in the longer term to strengthen and extend our leading global corn wet milling network.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

The more we examine the commercial, geographic, and operational opportunities from this combination, the more excited we are to get on with making them happen to create even greater value for our shareholders, our customers, and our employees.
We see compelling and significant synergies arising from this merger, including savings in areas such as procurement, logistics, supply chain and elimination of duplicate costs as well. We believe there will be over time additional commercial benefits as well.
Finally, an important element to the success of any merger is the cultural fit. It is clear to us that Bunge and Corn Products share a common culture around core values and strong ethics, a rich and successful heritage in agribusiness and processing industries, and talented, experienced and dedicated workforces.
We are working hard to move the merger and integration process forward as quickly as we can. And we still estimate that this transaction should close in the fourth quarter of 2008.
In closing, this may be our last call with you assuming our transaction is completed on schedule. If so, I want to take this opportunity to thank you all for your interest and support in Corn Products over the last 10-plus years. It has been a good run and we are now ready to move on with the next phase of our company’s life.
Thank you again. And now we would be more than happy to take your questions.
Operator: Thank you. Ladies and gentlemen, if you do have a question about today’s program, please press star one on your telephone keypads now. If you are using a speakerphone, please be sure your mute button is turned off.
We will take our first question now from Ann Gurkin at Davenport & Company.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Ann Gurkin: Good morning.
Sam Scott: Hi Ann.
Cheryl Beebe: Good morning, Ann.
Ann Gurkin: I have enjoyed working with you all too and I wish everybody the best.
Sam Scott: Thank you, very much.
Cheryl Beebe: Thank you.
Ann Gurkin: Just a couple questions. You have always made the statement that as long as utilization remains tight in the U.S. for sweeteners you are able to pass through higher corn prices. Are you still standing behind that statement right now? Do you feel like the market is still tight, utilization is still high?
Sam Scott: We think it is high enough Ann, so that we can pass through corn. I think we said that at the end of the third quarter with corn where it was then, and we still feel that is the case.
Ann Gurkin: OK. And then we’ve seen corn come back dramatically to the $6 or maybe even lower level right now.
Sam Scott: Yes.
Ann Gurkin: I’d be curious of your view on that move. More positive than negative?

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Sam Scott: Yes. It certainly is more positive than negative. We were not happy with corn at $8 when it touched on eight. We are much happier with it at six. We would be even happier with it at four. But I don’t think we will see that. This is a reaction.
The market – the corn crop seems to be progressing very, very favorably right now. And you have seen all the commodities have come back a little bit. So it is probably a pretty good sign. It will also help the volumes we talked about with the shortfalls before.
Ann Gurkin: Great. That is great. Thank you.
Sam Scott: Thank you.
Cheryl Beebe: You are welcome.
Operator: And we will go now to Christina McGlone of Deutsche Bank.
Christina McGlone: Good morning.
Cheryl Beebe: Good morning.
Christina McGlone: Sam, if you think about I guess following on Ann’s questioning, corn prices have fallen, sugar prices are high. So that is a much better situation for you in terms of pricing in the fall. But (if we) still see demand elasticity and maybe a shift in consumer preferences next year, and volume continues to be weak, where could CPO redirect its grind if needed?
Sam Scott: Well I guess two things, Christina. Certainly if we see prices come down we expect to see volume improve somewhat. And there were a number of different things that we said impacted

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

our volume this year. One of which was weather in North America. And we certainly believe that was a major play.
We have seen volumes start to pick up as we have gotten into the summer months, and we have seen more reasonable weather conditions. Not perfect, but very good. We also talked to issues as it relates to problems we have had around the world with respect to volume. One in Argentina where we were in fact shut down because of the strike. And we could not really produce product, and nor could our customers accept products.
So the volume shortfalls there are explainable. And in Asia Africa, we have talked right along about the introduction of GMO corn. And in Korea particularly, where that is the case, we have seen a combination of that introduction as well as some of the issues with the beef acceptance in Korea. And it has been a major play over there for a while. It is going to take some period of time for that to be settled out.
There have been some specific reasons as to why the volumes are off, and superimpose on that. The very strong currencies around the world where we nor our customers could export products, which had been part of our business over time. And that combination is what has impacted it. As we see corm come down, I expect to see some of that change. And I don’t expect the recurrence of all of those issues again next year.
So we think we have a pretty good environment we are going into.
Christina McGlone: And when you said volume is picking up in the summer, is that year-over-year or sequentially?
Sam Scott: Both.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Christina McGlone: OK. And then, can you Cheryl, can you elaborate on the increase in cap ex, where is it going?
Cheryl Beebe: It is distributed between the North American and South American operations. We see very good opportunities in South America, Brazil. It also includes the new enlightened high intensity sweetener spending. And we are seeing opportunities in polyols, and starches in the North American market.
Sam Scott: And Mexico in particular.
Christina McGlone: OK. And then last question, Sam, it seems like the sugar market is changing dramatically. You had United States sugar selling assets and acreage to the state of Florida. What do you think that means for kind of the longer term outlook for sugar prices, and now therefore sweetener prices?
Sam Scott: Well, if it plays out as you stated and as it looks, it obviously means sugar prices are going to be higher. We have seen sugar in the U.S. increase fairly dramatically over the last six months to levels that are very positive for our business. We have seen (raw) sugar creep up as you said earlier. It slipped back a little bit as a result of sympathy to the entire commodity market. But it is significantly higher than it was before.
We are seeing sugar prices in Mexico come up since the beginning of the year as well. And I think the fundamentals as a result of what happened in Georgia earlier this year with the burning of one of the sugar mills there that represented between eight and 10 percent of the capacity in the U.S., add to that what you just mentioned in Florida, which is going to be over a period of time, but it is certainly psychologically impacting it. I think we are going to see higher sugar and sweetener prices going forward as a result of that.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Christina McGlone: OK. Thank you.
Sam Scott: Thank you.
Cheryl Beebe: You are welcome.
Operator: And we will go now to Heather Jones of BB&T Capital Markets.
Heather Jones: Good morning.
Cheryl Beebe: Good morning Heather.
Sam Scott: Hi, Heather.
Heather Jones: Hi. I just wanted to say I have enjoyed working with all of you, and definitely we will miss you.
Sam Scott: Thank you.
Heather Jones: How does ...
Sam Scott: We will miss you too, Heather.
Heather Jones: Thank you. I had a quick question on Asia/Africa. The results were better than I had anticipated. And I was just wondering, did South Korea perform better than you had anticipated, or were results out of China and Pakistan just significantly better?
Sam Scott: I think a little bit of all of the above happened.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Cheryl Beebe: It was a combination.
Sam Scott: I mean we said South Korea should bottom out this year. And we have done a lot of work to do some things over there. So we saw some improvement in what we expected to see. Not significant, but better than we thought.
And we also saw the other countries in the region performing well as well. So although the numbers were not as good as they have been historically, they were certainly better than I think you expected and a little bit better than we expected. We knew we were working on it. We knew we were doing things to fix it. But incrementally, it is coming along.
Heather Jones: OK. And how – what are you seeing as far as China clamping down on corn product exports and all (that). I mean are you seeing an effect there?
Sam Scott: Starting to take place. It is not fully in place yet. But we certainly have seen some benefits from it in other parts of our world, yes.
Heather Jones: OK. And I have a question on the merger. And this may be premature, so if it is I understand. But since the merger was announced, Bunge stock is down fairly dramatically. And I think based on its close yesterday, the exchange ratio would imply a takeout of somewhere between 50 and 51 for Corn Products.
Sam Scott: OK.
Heather Jones: Is that – is my math correct?
Sam Scott: Yes, it is.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Heather Jones: OK. Is there at some point at which you know, you would make the decision that the takeout price is just not as compelling as you would have liked, and you know, potentially terminate the merger? And again, this may be a very sensitive question to ask though. I just – but I thought I should ask it.
Sam Scott: Well it is a very sensitive question, and I am not going to answer it, Heather. I hope you understand that.
Heather Jones: OK.
Sam Scott: Certainly we are very, very much positive on this merger.
Heather Jones: OK.
Sam Scott: And we expect that it will continue to go through as planned. But your numbers are correct as to what you said. But certainly we believe this is the right thing for our company, as I know the Bunge people do, and Alberto does. We feel it is – it will be received well by the shareholder community as we go forward.
Heather Jones: OK.
Sam Scott: And that is – yes we are going to pursue it with vigor.
Heather Jones: OK. And then my final question, and I got on the call a little late, so you may have already said this, I apologize if you have to repeat yourself. But did you all benefit at all from weaker than expected basis in North America on your corn cost?

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Sam Scott: Not really. You know we had booked some of our basis out front for the second quarter. It might have been a slight bit weaker than we had originally thought, but not really to speak of, no.
Heather Jones: OK.
Sam Scott: But we had good price product mix, which was the big impacting factor for the quarter, Heather.
Heather Jones: Right. OK. All right. Well thank you very much.
Sam Scott: Thank you so much.
Cheryl Beebe: You are welcome.
Heather Jones: Bye.
Operator: And ladies and gentlemen, if you have find that your question has already been answered, you may remove yourself from the queue at any time by pressing the pound key on your touch-tone telephone. We’ll go now to Ken Zaslow of BMO Capital Markets.
Ken Zaslow: Hey good morning, everyone.
Cheryl Beebe: Good morning, Ken.
Sam Scott: Hey how are you doing?
Ken Zaslow: (Are you) guys well, wish you guys very well in the future.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Sam Scott: Thank you.
Cheryl Beebe: Thank you.
Ken Zaslow: Sam, how long are you going to stay with the merger? How does that work?
Sam Scott: Well, I will stay with it through the merger and work with Alberto for a while after that. But since my retirement is pending, and I am ready for it now, it will probably be until he says OK it is time to move on. And I think that you know, a company can only have one CEO, and he is a great one.
So I am looking forward to helping him. As you know, I will be joining his board of directors. So I will be a semi-free consultant to him as he needs it, and we will spend some time working together on the merger after that as well.
Ken Zaslow: Great. In terms of the guidance improvement, obviously you raised guidance, and I know (what has changed is the) second-half is behind you. Or the first half is behind you. But what has created more upside to your numbers than what you expected?
Sam Scott: We saw better than expected co-products rolling in. We have pricing that is very solid going across the board. And as I said, we have started to see some small degree of volume improvement over what we saw in the first and second quarter. So all of that combined with some efficiencies in running the business.
I mean we have been tightening the screw on our costs even in a pretty good environment. So all of that combined has given us an opportunity to look at our numbers and bring the guidance up.
Cheryl Beebe: And the other thing I would add ...

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Ken Zaslow: ((inaudible)) (Asia) (change) in terms of do you expect it to be as poor as it was? I mean this is the first quarter in five quarters that you actually had a year-over-year increase. Does that—was that contributing to the improvement in your guidance? Because you didn’t really mention your outlook by division this time.
Sam Scott: No, it is not. I mean the numbers in Asia are small enough so that they would not really have any impact on the guidance at all. It is the other divisions, and Asia performing. I mean Asia did not perform negatively. So we didn’t have a negative impact on that one which could have hurt us. But certainly we believe that North and South America are going to be the driving factors behind the change.
And Cheryl was going to add something to your question before.
Cheryl Beebe: I was going to say Ken, in addition to the comments about the better co-products, the cost efficiencies, we’re also seeing the benefits on the stronger foreign currency in South America. Brazilian Real and the Colombian peso.
Sam Scott: And those impacts, the currency. We have said historically, impact us negatively on the volume side, positively on the currency translation. And we are seeing those going forward.
Ken Zaslow: It’s almost like a little bit of a hedge versus Bunge’s operation because they do worse when they – with the Brazilian Real going the way that it has gone, right? Is that fair?
Cheryl Beebe: Yes.
Sam Scott: There are a lot of hedges between our operations and Bunge’s operations and hence the decision to make the – (part one) of the reasons for making the merger.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Ken Zaslow: Sam, you said I think last – and we touched a little bit on it, on this ((inaudible)) is if corn moves above $6 or around $6 you guys (can offset) it, is that on the (spot) of the futures, and how do I think about it?
Sam Scott: Ken, there was a beep and I missed part of your question. Could you repeat that? I am sorry.
Ken Zaslow: Yes. You said that I think last quarter, if you – if corn moves around $6, high fructose corn syrup, plus your other products would be able to offset the $6 corn.
Sam Scott: Right.
Ken Zaslow: Is that based on a $6 a spot market and expecting it on the futures curve, so $6 to $7, or would that be that the futures curve would have to be (out) to $6. Which way would you think of it? (Or does it) make a difference when you (say)?
Sam Scott: At the time I said it, I was talking about a $6 futures curve, because I think that is where we were at the second – at the first quarter call. Certainly in today’s environment, I think it would be applicable at a higher level even in that because sugar has moved up. But I mean certainly we are talking about the $6 to $7 range on the futures curve that we can pass it through in this environment.
Ken Zaslow: So you expect to be able to grow earnings into 2009? Is that fair?
Sam Scott: What I am saying is that there is room to be able to grow those earnings, yes.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Ken Zaslow: And my last question is, if you didn’t do the deal, where do you think your stock price would be right now?
Sam Scott: I don’t even think about guessing on something like that, Kenny. You can tell me better than I could tell you.
Ken Zaslow: Yes, I would say it would be higher.
Sam Scott: Well you might be right. I think most of the Ag company businesses are not. So I wouldn’t speculate where we would be.
Ken Zaslow: Great. I appreciate it. Take care, guys.
Sam Scott: Thank you, much.
Cheryl Beebe: Bye, Ken.
Operator: And we’ll go now to David Driscoll from Citi.
David Driscoll: Yes David Driscoll. Good morning everyone.
Sam Scott: Hey Dave, how are you doing?
David Driscoll: That was interesting; apparently someone else is on the line too. Sam, Cheryl, it has certainly been a great pleasure working with you over the years, and definitely good luck.
Cheryl Beebe: Thank you.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Sam Scott: Thank you very much, David.
David Driscoll: If we don’t get a chance to have another call again. Sam, in the past, there does seem to have been an upper limit on the magnitude of a price increase on a one-year basis. You and I have had these conversations for years on what was possible.
And I am just curious to understand your thought process given the current corn situation and the dynamics of the market today. Do you think that there is an upper bound on the price increase that the customers in North America can accept?
Sam Scott: David, I think there is an impact (depending) upon price. And I guess what I mean, do you think that there is an upper bound on the price increase that the customers in North America can accept?
Sam Scott: David, I think there is an impact (depending) upon price. And I guess what I mean by that is, if the prices get so high, we have already seen some volume. Are you there?
David Driscol: Yes.
Sam Scott: OK. There was some noise in the background. We have seen – and part of the shortfall in volume now is the reaction in the marketplace and the economic environment that we are living in at the moment, so I think if prices get too high we will definitely see push-back on volume either from the customers, but more importantly from the consumer.
However, as long as sugar keeps moving, and there are no substitutes, people are going to have to use the product. So – and the marketplace has gotten more accustomed to higher prices. Nobody likes them but we do acclimate very quickly to changes and price environments and we have seen that happen.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

So I can’t answer how high it can go because it depends upon where sugar is, but sugar certainly has moved over the last six months in sympathy to commodities, as well as tightening in the market place. On the industrial side, the same thing is applicable. I mean I guess the issue is, if the economy is growing we can sell starch to pay for in corrugating and textiles.
If it is not, we are probably not going to sell as much starch. But we can pass the price through because they don’t have an alternative, and we don’t either. We have to use corn as our raw material.
So it is a long answer to the question, but I think it is an environment where we can get it through. It could have impacts on volume, depending upon how high it goes.
David Driscol: As regards to the U.S. sugar price, you mentioned that fire in the Georgia refining facility. This seems to be a temporary impact to the market that can be overcome by importation of sugar from the world markets. Would you see that as a likely event or not?
Sam Scott: It hasn’t materialized as a major play yet. And certainly if in fact it were to happen to the world market, it would tighten it up because as you know, the world market is not that large as far as an overall marketplace (itself goes).
Also, we would expect to see some sugar roll in from Mexico, if in fact there were shortfalls here which would improve the product, the pricing of sugar in the Mexican environment.
But certainly what we have seen David, and you are right. I mean that refinery can and probably will be repaired. I don’t know if it will be repaired in kind or in the same volume. But certainly through what was projected to be an 18-month to two-year period of time to bring it back on stream, and it happened in mid-February.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

You are looking at a relatively tight environment this year and next year. And then the impact of what Christina talked about in Florida should start taking hold at that point in time. That along with the growth in the demand for sugar world-wide and sugar going to ethanol world-wide should, no guarantees, but should provide an environment where sugar prices are a bit higher going forward.
David Driscol: With corn prices at current levels, would you agree that a 25 percent price increase in high fructose corn syrup is required in 2009 to just simply maintain profits in your North American business? Give or take. It doesn’t have to be exact on the percentage. I am just looking for an order of magnitude here.
Sam Scott: A reasonable increase. And some of that is going to be dependent upon the co-product credits. But certainly it is going to be a substantial increase in pricing, yes.
David Driscol: So my ballpark of 25 percent is not completely – I mean you would – that is in the realm of what you see as reasonable, yes?
Sam Scott: I don’t want to out a number on it, David. I don’t mean to fuzzy foot around it. But I think it is going to be a substantial increase as I said that has to be there to get a $6 or $7 corn price through.
David Driscol: Well then flat out, let me just get to my final part here. In 2009 I think my number one concern is the fact that you did such a great job in hedging your 2008 business back in the contracting period, that it represents a big headwind in terms of co-product values in 2009.
Can you just comment on that and is it realistic, you mentioned to one of the other questioners that you did see earnings growth in 2009. But I am curious as if it is realistic to expect kind of the

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

long-term guidance, 10 to 12 percent in 2009 given what would appear to be a substantial headwind on co-products.
Sam Scott: David, I am not going to comment on 2009 projections now. I think you know that. What I will say is that I think there is room for us to be able to improve our margins in 2009. We have to operate the business well – not our margins, our earnings, our operating income and net income in 2009.
The business has to be operated well. We have a very, very solid team in North America that knows how to manage through this, and is doing a good job doing it right now. As I said to the community a while back, we have moved to many longer-term operations that – longer-term contracts. We have moved more to grain related contracts.
In addition to that we are growing our cap ex. We are growing some of the businesses around the world. We have done that in anticipation of this. We have put capital dollars into the cost reduction programs with energy prices and supplies as high as they are.
We can get substantial returns out of some of those projects that perhaps three years ago were not valid investments on our part. So we are working on all elements on what it is that is affecting our business. And without giving any kind of guidance, 2009 is in front of us and we think we can manage through this environment as well.
David Driscol: But you would agree that co-products are a headwind.
Sam Scott: That depends. I mean certainly with where they are right now, I think we are – if they stay where they are today we would have basically the same kind of credits that we have had this year. And what we have said is we thought we could pass the corn through.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

So if those two things apply, then no, they are not a headwind. If in fact corn would have dropped from $6 or $7 to $3 and co-products, reduced themselves in the same fashion, then yes. But I don’t think anyone out there is projecting corn is going to stay – go much lower than it is or perhaps even stay where it is right now.
But I can’t guess that one either. So certainly if in fact we see it reduce itself – but remember. If it reduces itself, we have much cheaper corn going forward. So you know, as I said, we have the right people managing this thing. And as you look forward, I mean one of the other issues with our merger; we are merging with a player that is one of the best out there in being able to recognize these kinds of issues going forward.
So the combination of our expertise and Bunge’s will help us run through this environment pretty well.
David Driscol: Great. Thanks a lot for all the questions, or all the answers to the questions.
Sam Scott: Appreciate it.
Operator: And now we will go to Mr. Johnny Gong, a private investor.
Johnny Gong: Oh my question has been answered, thanks.
Sam Scott: OK.
Operator: Once again, ladies and gentlemen as a reminder, if you find your question has already been answered, you may press pound on your touch-tone telephone.
We’ll go now to Christina McGlone from Deutsch Bank for a follow-up question.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Christina McGlone: Thanks for taking the follow-up. In – I think in the K you say normally you would hedge corn in the fall, but sometimes you opportunistically hedge it earlier. Is that still viable? Can you hedge a lot of your corn needs now in case we get into another acreage battle in the fall and we see corn coming up again?
Sam Scott: We have an anticipatory hedge program Christina, that we have always talked about. And that allows the organization to hedge when it sees it is appropriate to hedge, on a small piece of our forward business.
What we have always said is, we back-to-back our hedges with contracting. So that – the reason for the later in the year scenario is, that is when contracting generally takes place. So most of our corn is bought in the fourth quarter nominally and perhaps even late in the fourth quarter as we go forward with it.
But the anticipatory hedge allows for us to do a piece of our corn buying when we think it is appropriate to buy it.
Christina McGlone: OK. So it is a smaller piece. The majority is done in the fourth quarter.
Sam Scott: Correct. And the – remember, we have also said a lot is grain related. And that, we either buy at the direction of the customer, or the customer buys it and sends the corn contract to us.
Christina McGlone: OK. Thank you.
Sam Scott: But that can be at any time. If the customer decides they want to buy it in January they can do it for next year if they really want to go forward. That is their call. But the corn that we buy,

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

most of it is bought during the contracting season. We have a small piece that is anticipatory hedge.
Christina McGlone: OK thanks, Sam.
Sam Scott: OK thank you.
Operator: And ladies and gentlemen, as a reminder, that is star one to ask a question. We’ll pause for a moment to allow everyone a chance to respond.
Sam Scott: Operator, are there any other questions?
Operator: We do have a follow-up question from David Driscol of Citi.
David Driscol: OK. Thanks for taking the follow-up. So the question Sam is a little more detail on the synergies between Corn Products and Bunge. Certainly understand it is also a question that I will direct to them. But from your seat, you gave some comment on it in your prepared script.
Sam Scott: Yes.
David Driscol: But I would say that I am still somewhat unclear as to what is the single biggest area of the $100 million to $120 million of expected synergies. Can you kind of focus us in a little bit more on where that – the biggest chunk of that number should come from?
Sam Scott: Yes, David. We think the supply chain side of it is going to be the major impacting factor. That is one of the areas as we have talked historically about excelling at the base business and growing it. This merger provides us great opportunities to be able to take cost out of supply chain.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

And Bunge is an Ag operator. They have very strong logistics. They ship – I was going to say corn. They ship grain all over the world. If you think about the amount of grain that we ship from here to Mexico, and Bunge ships a substantial amount of product into Mexico, the cost reduction should be solid.
We ship by ocean freight, corn to Colombia or in Korea. Again, the same thing is, they have ships moving back and forth of those locations. They have grain buying expertise that we don’t. We think we are pretty good, but they are much, much larger than we are.
And it doesn’t take maybe pennies to be substantial as far as the overall operations go. We see definitely synergies in the areas in which we operate together, whereby we think that we can be much more effective in how we run the business in those areas.
There are certainly areas that Bunge has expressed a desire to get into where we have very strong businesses, like Mexico, Colombia, Korea, Pakistan. All four are areas that Bunge is interested in moving businesses to. The infrastructure is there. In some instances we can just take it on right away.
Conversely, there are areas that we are interested in moving into at the moment. We have talked about them in places like India. Being able to ship product as we go upscale in our higher valued ingredients into Europe and Eastern and Western Europe. And both of us look very favorably at putting something together in China.
So there are a lot of opportunities on the cross side that we see. Obviously we are going to take the overhead out of me. I’ll be gone. All of our corporate expenses up to the secretary board level are going away. That is a very easy fix. We do see opportunities on taxes where we can get some substantial savings out of it.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

So I mean those are the primary areas. What I have not talked about are opportunities for commercial growth with the customer. Margin improvement perhaps in their business as a result of our expertise in dealing with customers and supplying customers. We think there are opportunities there as well.
So as we looked at it, we think we were conservative, very conservative in the numbers we put together for synergies. But those are the primary areas we identified to be able to bring some moneys to the bottom line.
David Driscol: Really appreciate the color. Thanks everyone.
Sam Scott: Thank you.
Cheryl Beebe: Thank you.
Sam Scott: Operator, are there any other questions?
Operator: We have no further questions.
Sam Scott: OK. With that then it appears since there are no further questions, we will conclude our conference call and Webcast today. I do want to remind you that a replay of this Webcast can be accessed at www.cornproducts.com and there is a replay of the audio conference call. That will be available through Tuesday, August 5th. And the phone number is 719-457-0820 and you will need pass code 3415218.
And with that, we thank you for participating on our call this morning. On behalf of Sam and Cheryl, have a good day. Thank you very much.

CORN PRODUCTS INTERNATIONAL
Moderator: David Pritchard
07-22-08/7:30 a.m. CT
Confirmation # 3415218

Operator: This does conclude today’s conference. We thank you for joining us today and hope that you have a lovely rest of your day.
END